FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of June, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒     Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐      No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        ]

NATIONAL BANK OF GREECE

Athens, 29 June 2015

ANNOUNCEMENT

The National Bank of Greece hereby announces that, following a Legislative Act signed by the Hellenic Republic President, dated June 28th, 2015 (hereafter the “Act”), which declares the period from June 28th until and including July 6th 2015 as a bank holiday, the Bank will remain temporarily closed for the public, as prescribed by the provisions of the Act. The aforementioned period may be altered by Decision of the Minister of Finance, as prescribed by the Act.

Further, the Act provides for a daily limit of €60 for cash withdrawals through ATMs and restricts transfers outside Greece through the use of alternative channels during the above bank holiday, as prescribed in detail within the Act.  According to the Act, payments in Greece via credit or debit cards and web banking are not subject to restrictions.  Full text of the Act, in Greek, is publicly available on http://www.et.gr/index.php/daily-publications.

Additionally, as per Decision of the Hellenic Capital Market Board of Directors reached during its meeting No. 715/29.06.2015, the Athens Exchange (ATHEX) shall remain closed throughout the period of the above bank holiday and, as a result, ordinary shares issued by the National Bank of Greece admitted to trading on the ATHEX will not trade on the ATHEX during the bank holiday. Full text of this Decision is publicly available on http://www.hcmc.gr/en_US/web/portal/home.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Paul K. Mylonas
(Registrant)

Date: June 29th, 2015

Deputy Chief Executive Officer